Filed by Allergan, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933, as amended
Subject Company: Inamed Corporation
Commission File No.: 1-09741
Conference Call Transcript
AGN - Allergan, Inc. Proposes to Acquire Inamed Corporation
Conference Call Date/Time: Nov. 15, 2005/9:00 a.m. ET
CORPORATE PARTICIPANTS
Jim Hindman
Allergan, Inc. — SVP IR Treasury Risk
David Pyott
Allergan, Inc. — Chairman, President & CEO
Jeff Edwards
Allergan, Inc. — EVP Finance & Business Development, CFO
CONFERENCE CALL PARTICIPANTS
David Maris
Banc of America Securities — Analyst
Gregg Gilbert
Merrill Lynch — Analyst
Corey Davis
JPMorgan — Analyst
Vivian Wohl
Federated Kaufman Fund — Analyst
James Kelly
Goldman Sachs — Analyst
Peter Bye
Citigroup — Analyst
David Buck
Buckingham Research Group — Analyst
John Calcagnini
CIBC World Markets — Analyst
PRESENTATION
Operator
Hello and welcome to the Allergan conference call. Today’s call is being recorded. Following today’s presentation, there’ll be a formal question-and-answer session. I would now like to introduce today’s conference host, Mr. Jim Hindman, Senior Vice President Investor Relations Treasury Risk.
Jim Hindman - Allergan, Inc. — SVP IR Treasury Risk
Thank you, Dustin. Good morning. With me for today’s conference call is David Pyott, Chairman, President and Chief Executive Officer; Jeff Edwards, Executive Vice President Finance and Business Development and Chief Financial Officer; Michael Ball, Executive Vice President, President Pharmaceuticals; Dr. Scott Whitcup, Executive Vice President Research and Development and Douglas Ingram, Executive Vice President, General Counsel and Secretary.
As is our standard, I will begin the meeting by addressing our forward-looking statement. Following this statement, I will turn the call over to David Pyott who will comment on the proposed acquisition of Inamed Corporation. Please note that during David’s commentary, he will be referring to a slide presentation that is available for viewing on our website at www.Allergan.com. After David’s comments, we will then open the call up to questions from the call participants.

Allergan’s forward-looking statement is as follows. By now you all should have seen our press release. In addition to discussing our proposed acquisition of Inamed, some of our comments today will include forward-looking statements, including among other statements, statements regarding the proposed business combination between Allergan and Inamed and the anticipated consequences and benefits of such transaction. Statements made in the future tense and words such as expect, believe, will, may anticipate and similar expressions are intended to identify forward-looking statements. These statements are based on current expectations but are subject to certain risks and uncertainties, many of which are difficult to predict and are beyond the control of Allergan.
Relevant risks and uncertainties include those referenced Allergan’s filings with the SEC and include general industry and pharmaceutical market conditions, general domestic and international economic conditions, technological advances and patents obtained by competitors, challenges inherent in product marketing, such as the unpredictability of market acceptance for new pharmaceutical and biological products and/or the acceptance of new indications for such products. Uncertainties regarding analysts and projections and estimates for revenues and earnings of Inamed and market growth rates, domestic and foreign healthcare reforms, the timing and uncertainty of research and development and regulatory processes, trends towards managed care and healthcare cost-containment and governmental laws and regulations affecting domestic and foreign operations.
Risk and uncertainties relating to the proposed transaction include the required regulatory approvals will not be obtained in a timely manner, if at all, that the anticipated benefits and synergies of the transaction will not be realized, that the integration of Inamed’s operations with Allergan will be materially delayed or will be more costly or difficult than expected and that the proposed transaction will not be consummated. These risks and uncertainties could cause actual results to differ materially from those expressed in or implied by the forward-looking statements and therefore should be carefully considered.
At this point, I would like to turn the call over to David Pyott.
David Pyott - Allergan, Inc. — Chairman, President & CEO
Great. Thank you, Jim. Good morning, ladies and gentlemen. Obviously this is an important day for Allergan. As I go through this acquisition, I think you’ll see it’s all about growth, participation of Allergan in high-growth markets and how we are establishing leadership positions within those specialty and frequently niche markets. I will refer to page numbers in our presentation. I will not go through the forward-looking statements on page 2 and then as a filler chart or, I shouldn’t use that word, although fillers is very apropos, compelling proposition on page 3. And I’ll move to page 4 entitled compelling proposition.
This is a powerful combination of two fast-growing specialty companies. It will create a world leader in medical aesthetics with significant cross marketing and cross selling opportunities. This very much fits with Allergan’s strategy of focusing on high-growth specialty markets and leadership positions within those markets. I’m sure you can see a parallel to our ophthalmology business where we have a broad line of products and services. In the case of this acquisition, it will make us a leader in the plastic surgery channel.
The acquisition of Inamed accelerates sales growth. All three product lines; dermal fillers, breast aesthetics and obesity intervention, have the potential to grow at double-digit rates and I will give you further details on that shortly. This transaction is estimated to be financially attractive with accretion on a cash EPS basis in 2007 and beyond. I feel very strongly that we have the right and strong management team that is capable of running this larger company and also successfully capable of executing this kind of complex transaction and integration. I also wish to reiterate that we have an unwavering commitment for our specialty pharma strategy.
Turning to page 5, there is an overview of the offer, $84 per Inamed share, a purchase price of approximately $3.2 billion U.S., consideration $84 in cash or .8498 Allergan shares. This will be subject to pro ratio as set out. The pro forma ownership of the companies will be 88% Allergan and 12% Inamed. In terms of closing, we estimate as a goal that this should occur in January 2006, which should be at least as fast or faster than Medicis (technical difficulty). After today, we will be filing our Hart-Scott-Rodino and we believe that this will lead to a rapid and efficient disposal of Reloxin.
Turning to page 6, further looking into the details, you can see that this delivers substantial greater value to Inamed shareholders. This is a 27% premium over the unaffected Inamed share price. Back then, on March 18th of this year, the 12% premium over the initial Medicis’ offer of the same date and a 16% premium over the value of Medicis’ offer as of close last night and also a 13% premium over Inamed’s share price as of the close last night. We believe this is a superior offer for a company that wants to sell itself. We believe that this should be of interest to the Inamed Board and we also feel it is fair for Allergan shareholders given the accretion that we can garner from this transaction and also in the way that it enhances and further enhances the growth profile of Allergan.

In terms of certainty for Inamed shareholders, the cash component is 26% higher. This greater liquidity in Allergan stock, where we have almost three times the value of trade per date, and we have a stronger pro forma capital structure given our size. In terms of closure, I talked about the speeds where we think this is faster, faster than the deal that had been on the table and we have an ability to finalize we believe the antitrust process without delay.
I will then move straight to page 8 in terms of who is Allergan. I think this is fairly apparent to most of the callers but this year, our revenues will be approximately $2.3 billion, 58% ophthalmology, 21% stemming from this medical dermatology medical aesthetics business and 21% from neurosciences. Please note to compute that we have taken the split for Botox as given to you at the end of — the beginning of this year for 2004 whereby Botox Therapeutic was 58% and Botox Cosmetic or Vistabel overseas was 42%.
We are a technology driven company, a specialty pharma company that is backward integrated into discovery. We have a number of specialty businesses; ophthalmology, neurosciences, medical dermatology, medical aesthetics. We are a global company selling our products in over 100 countries and have 22 sales subsidiaries worldwide. We have 5000 employees and, as I stated earlier, I believe we have a very strong management team. Also on that chart, you can see the incredible success story of Botox in the last years, climbing from some 240 million in sales in 2000 to a range of 800 to 840 million in 2005.
Looking at page 9, you can see that we have a proven track record. Our compound annual growth rate for pharmaceutical sales was 20% in the last four years, including the estimation for this year and adjusting for non-GAAP items and also importantly the spin-off of Advanced Medical Optics in 2002. Allergan’s earnings per share has increased at a compound rate of 22%.
Turning to who is Inamed. This is a company with estimated revenues of approximately $440-$450 million this year. 56% of the business is breast aesthetics, 17% facial aesthetics and 27% obesity intervention. Clearly they are a global leader in dermatology and plastic surgery where particularly their strength lies on the plastic surgery side. They have a leading portfolio of products in those three businesses. They are headquartered not so far away from Allergan on the other side of Los Angeles at Santa Barbara. They have 1200 employees worldwide and have overseas operations but more limited than Allergan’s network. Manufacturing occurs in California, Costa Rica and Ireland and I think very importantly on this chart is to look at the kind of market growth rates.
We believe in the mid-term that the breast aesthetics market will be growing at midteens. This could prove to be conservative depending on assumptions of when silicone is approved in North America. Facial aesthetics we think will grow to about 25%. This is the market again and the gastric band market we think will grow at about 30%.
Turning to page 11, this sets out our strategy for the future. Clearly our job is to build billion dollar franchises or initially half billion dollar franchises. Ophthalmology is our area of strength where we are present in all of its major subsegments and that franchise is larger than one billion to date. Looking into the other franchises; medical dermatology. You can see our presence with Tazorac, Botox hyperhidrosis. In medical aesthetics, we have Botox Cosmetic or Vistabel overseas and also have the leading line of physician dispensed creams called MD Forte and most recently launched product Prevage. So clearly looking at the yellow areas of this chart, this is the areas we wish to expand into in the future and here you see a very strong fit in this business of medical aesthetics with the dermal sellers being brought by Inamed. In green you have the products that are approved already and clearly Juviderm is an important product, which listening to Inamed’s public announcements, should be filed in December of this year with the FDA. And there also, you have the important breast aesthetics business.
Looking at neurosciences, you can see that we have recently added to our position in the United States by entering into a copromotion agreement with GlaxoSmithKline for two leading migraine headache treatments, products called Imitrex spot dose (ph) and Emerge. And turning further to GI specialties, you can see in the future, there will be, and we hope, a connection between Inamed flat band and our own interest with Botox for gastroparesis and proton pump inhibitor and our Alpha Agonists program. And finally, we also have an interest in urology given the studies we are pursuing for Botox with the indications of overactive bladder and BPH.
Now turning more to the details on page 12 of how we are going about to create a world leading medical aesthetics franchise. We believe these market characteristics are very interesting because they capitalize on a global megatrend of consumers spending greater and greater sums of their personal net income on health and wellness and appearance. And you can see by the estimations from the American Society for Aesthetic Plastic Surgery for a dramatic increase in cosmetic procedures and in fact, according to this data source, in this country, the United States, Americans spent 12.5 billion in 2004.
This transaction will bring us depth and breadth in dermatology where Allergan is the stronger of the two and then plastic surgery channel where clearly Inamed is the stronger of the two. We will create a top global facial aesthetics company. These products are complementary. Botox

Cosmetic on the one side, dermal fillers on the other and also in terms of patient need. These products offer different benefits in terms of facial areas that are treated and also types of wrinkles that are treated. So clearly there are some interesting cross marketing and cross selling opportunities.
Turning to the breast aesthetics portfolio, this market has grown in the United States historically for the augmentation part of it, which is some 80% of the total at 19% compound annual growth rate. Looking into the future, there is clearly a premium pricing opportunity for silicone implants when they are approved and this is clearly reflected when one studies the price premiums commanded by silicone in Europe and other international markets.
In terms of diversification. I think it is a positive that Inamed will bring us an increasing cash component to our business mix. As I stated on our last earnings call, we’re very satisfied with the results we have achieved in terms of formularies for Medicare Part D. But nevertheless, I think all of us reading newspapers and trade journals know there can be reimbursement challenges in the next couple of years.
Moving onto the Lap-Band, this addresses yet another global megatrend, the worldwide obesity crisis and with a product that offers the least invasive surgical options. Gastric bypass costs some 1.6 to 1.8 times the cost of the Lap-Band procedure and also the Lap-Band is a safer procedure than gastric bypass. We would like to acknowledge the great work that Inamed has done but we believe that due to the large number of people we have dedicated to reimbursement in managed care that we can add to what has already been achieved by Inamed as an independent company.
Moving on to page 13, I think here is the evidence that when Allergan and Inamed is combined that we will be a true leader in the medical dermatology and aesthetics business where our size is quite impressive.
Turning to page 14, this is the data on diversification. On the left-hand side you can see our business mix, as I earlier explained. And on the right hand side of that chart, the pro forma of roughly 2.7 billion in sales. Still Allergan being almost half, 49%, an ophthalmology company. Neurosciences will account for 18%. This is the Botox Therapeutic franchise and then medical dermatology and medical aesthetics being 28% and Lap-Band being 5% of the portfolio.
Moving onto the financial part of this presentation. On page 16, I will be going through the four kind of chapters, synergies, revenue, where we will see an enhanced growth profile. Earnings, where we estimate this transaction will be neutral to cash EPS in 2006 and accretive, as I stated earlier, to cash EPS in 2007 and beyond and also very importantly that given the profitability that will be thrown off by this transaction, it should facilitate incremental investment into our pharma R&D portfolio. And as you know, we have the fortune of a very rich pipeline and if there is a tantalizing problem for us, it is the few programs that we have to leave on the side that are unfunded. And I hope that this transaction will help move more of those unfunded opportunities onto the funded list.
Looking at some of the financial metrics, I think it is very important to point out that the synergies for Allergan are substantially greater than for Medicis. Why can that be? Well, first of all, we have the benefits of being a global company. So in the case of Medicis, clearly their synergies are derived from just the U.S. and Canada given their global footprint. Also of course, Botox is a much bigger base than Restylane, although Restylane does command the leading marketshare position in North America. So in order of magnitude, our base of business is about 3.5 times that of Medicis.
As I stated earlier, there is a great complementarity of these two products or product lines and we can see also complementarity in terms of skills. We commend Inamed for what they have done with recent DTC campaigns for Lap-Band. (indiscernible) this is something Allergan also knows a lot about in terms of direct to consumer, in terms of our recent projects for Restasis and Botox Cosmetic and also our artificial tears business historically. Great sales synergies between these three product lines and of course in terms of our growth opportunity given that Inamed currently is the number two player in this filler market, it is sometimes great to start from a low share position because you have even greater opportunity to grow faster than an already interesting growth market.
I already covered, on Lap-Band, our reimbursement skills, which we believe we can deploy and clearly, as I have stated, we have the ability to leverage our global sales infrastructure. As you may know, Inamed works through distributors in many of the secondary markets, basically oversees. They are present in Australia, Japan on a small basis and then you can really say the top five European companies. Whereas we go much farther than that.
Coming to cost synergies, we believe that more than half of the synergies will relate to cost. Let me explain why. First of all, there are some interesting synergies on the sales side and that is because we at Allergan have already laid our plans for 2006 and we planned significant expansion of our Botox Cosmetic sales force in the U.S. and several other international locations. So the good news is that in lieu of looking for new salespeople, we will be able to take over the existing Inamed sales force in the U.S. and in fact we will probably need even some more people. Internationally, it is more difficult for us to know exactly the number of sales representatives that Inamed has but we believe that in the majority of the locations, we will be offering the majority of those people positions with Allergan. So clearly from a financial point of view, this still counts as a cost synergy given that we have the avoidance of going out to hire the people that we would otherwise have hired.
Turning to G&A, of course you know that we have the reputation for running a tight ship and clearly that will be our objective going forward. So Jeff Edwards and his team will be looking at G&A synergies and going down the road, I’m sure there is something in manufacturing. Although given our knowledge base, we don’t know quite what they are yet and in any case, take longer to realize.
Turning to page 18, this is some data on demonstrating how the acquisition of Inamed will enhance our growth. If we look at Inamed’s standalone IBES growth rates, you can see for sales, 2005 to 2007, analysts have the company growing at 20% and EPS in the long term is at 19.6%. I should point out importantly here that this does include Reloxin but if you go and check any sell-side analyst model, I think you can see that, excluding Reloxin, the sales growth will still be double-digit.
In terms of the post-acquisition impact on Allergan, I think I’ve already adequately covered the sales growth benefits, the synergies and I have stated that we believe that this will be accretive to cash EPS 2007 and beyond and that this will facilitate appertains growth, earnings growth for us after incremental investment in pharma R&D.
In terms of giving you numbers for accretion and synergies, unfortunately I’m not in a position to do that today given that we do not have an agreed deal with Inamed. However, I have an absolute commitment that we will share these numbers with you once we know the transaction will be closed on a negotiated basis.
Turning to capital structure on page 19, the estimated cash component of the transaction is of the order of 1.6 billion. You will compute a difference to the cash that we’ve talked about earlier because this includes estimated transaction fees and expenses. We are very confident in our ability to fund the cash portion of the consideration given cash on hand and our ability to raise funds externally. Allergan is working with credit agencies regarding this capital structure. Jeff Edwards and Jim Hindman met with key agencies and we believe that our goal to remain investment-grade is sound. We are committed to deleveraging and maintaining balance sheet flexibility because clearly on our side alone we have significant free cash flow and this will be further enhanced by the Inamed side of the house.
Turning to the superiority of our offer, I will move to page 21. The current offer value from Medicis as of close last night was $72.15. The offer we put on the table is $84. A 16% premium. Our cash consideration, as you can see, is some 26% higher or $7.80 higher than Medicis’ offer. We also gave the choice of proration, which is not the case with the other deal. We have a higher average daily trading volume and our pro forma credit profile is investment-grade.
Also very importantly we plan to maintain Santa Barbara as a center of excellence for medical aesthetics. On page 22, in terms of our clear roadmap to completion, we are committed to a rapid and efficient disposal of Reloxin to a strong competitor in full cooperation with the Federal Trade Commission. And we give you our absolute commitment that we will ensure that this product is held in such a way that there is no delay and we will have no access to any confidential product information that is being gathered by Inamed in its efforts to prepare for the filing of Reloxin in this country or any other.
We believe, based on advice from the very best advisers available, that we should be in a position to close this transaction in January, 2006. Clearly the Federal Trade Commission has gathered a lot of information, a lot of knowledge on this market. They have been investigating the parallel markets of Botox or neuromodulators and fillers for some six months now and I think it is a relatively quick read to look at the same documents from a different angle and come to a conclusion. And clearly we’re not trying to negotiate. We’re putting this product on the divestiture list day one.
Looking at page 24 in terms of integration strategy and priorities, we wish to create a standalone Allergan medical aesthetics site in Santa Barbara whereby we can leverage the strong Inamed brand and their market position. As I was going into in some detail, we’re required to retain the Inamed sales force. We clearly wish to integrate the medical aesthetics business with our lead product, Botox Cosmetic, and clearly we wish to retain the core Inamed R&D presence for these franchises.
In all of our efforts, we wish to emphasize continuity with customers and preserving technological leadership. So we are committed to continue to invest in R&D for implants. Continue to invest in R&D for dermal fillers. And we believe that we can take the best practices, not only from Allergan but also from Inamed. We look forward to learning from them and we believe they must have a strong management team given the great results that Mr. Teti, his senior management at all of his management and employees have achieved in the last few years.

We have an enhanced product portfolio to boost cross selling. In Irvine, we will become an even greater pharmaceutically focused operation. Pharma R&D will be managed totally separately and commercial pharma operations will be really unaffected by this transaction. The only people affected on our side of the house are those working in Botox Cosmetic. And we will have a clear and rapid integration plan. As you know when we spun off AMO some 3.5 years ago, we were able to gain marketshare in both at Allergan and at AMO and were able to maintain tremendous discipline and focus on delivering the results and projects that each team had at that time and we plan to make sure that is exactly the way we will do it this time as well.
So finally in summary on page 26, the objective of this acquisition is to create the world leading medical aesthetics franchise. It is a powerful combination of two fast-growing specialty companies. It is a very strategic acquisition whereby we acquire an industry-leading, complementary portfolio of products. It’s growth enhancing. It’s accretive. It fits with our strategy of expanding in existing specialties, preserves our financial strength and flexibility, and significant reinvestment opportunities remain in our other core specialty pharmaceutical platforms. So we believe this creates value for all stakeholders. There is a win-win in this for everybody and now operator, I would like to open up the call for questions.
QUESTION AND ANSWER
Operator
(OPERATOR INSTRUCTIONS). David Maris, Banc of America Securities.
David Maris - Banc of America Securities — Analyst
Good morning and congratulations. I have a few questions. First on price aside, who do you think competitively would be the worse to have Reloxin? Then on the financials of the deal, can you walk through a little bit on your return on invested capital assumptions on where do you think the sales and cost synergies might result in operating cash flow a few years out? I’m not exactly trying to get the specific number that you’re using but sort of the thinking behind it?
David Pyott - Allergan, Inc. — Chairman, President & CEO
Okay, first of all, on the issue of to whom could Reloxin be divested. Well, I think all of us can conjecture about that. In my case of course, I won’t be controlling the process. This will be finally decided by Beaufor Ipsen, the owner of the Ascent (ph) and this will all be under the vigilance and surveillance of the Federal Trade Commission. So I think the bottom line is that obviously we have — you can come up with a list yourself and we are totally comfortable with whoever gets it, no matter how big or how small they are. And I think when you think to that chart, which shows the tremendous scope and scale we have in this franchise, I think you will see that we are readily equipped to deal with whoever comes. And even if you just look at dermatology alone, we are quite a considerable player. So we will see. It will be kind of fun to watch.
You have a follow-up on that?
David Maris - Banc of America Securities — Analyst
No, no. Not on that, a separate question. We’ll let Jeff go too.
David Pyott - Allergan, Inc. — Chairman, President & CEO
Jeff is ready to go.

Jeff Edwards - Allergan, Inc. — EVP Finance & Business Development, CFO
Good morning, David. You had asked the question about free cash flow a few years out. As you correctly suggested, I can’t give you the specific numbers but hat we can tell you that our expectations are that free cash flow will be substantially greater than it is today as a consequence of not only Allergan’s growth but also Inamed’s contribution to the combined companies. So on the order of say several hundred million higher than where it is today in combination.
David Maris - Banc of America Securities — Analyst
So if you want to just give us some sense of the return, like a hurdle rate return on invested capital that you’re looking at longer-term.
Jeff Edwards - Allergan, Inc. — EVP Finance & Business Development, CFO
We will provide you with those details at a later point in time when we provide accretion numbers and synergy numbers.
David Maris - Banc of America Securities — Analyst
And then lastly, has Inamed given you any indication of when they will respond?
David Pyott - Allergan, Inc. — Chairman, President & CEO
What I can say is that I did manage to reach Mr. Teti last night. Clearly, he needed to consult with his Board and security advice from his advisers and I’m sure that they will get back to us in due course.
Operator
Gregg Gilbert, Merrill Lynch.
Gregg Gilbert - Merrill Lynch — Analyst
Thanks. I have a couple. First, specifically what are your EPS statements that you made assume for Juviderm timing and whether and when silicone breast implants will be approved and really how can you be confident in those assumptions without getting under the hood? And then I have a follow-up.
David Pyott - Allergan, Inc. — Chairman, President & CEO
Let me take them in reverse. First of all, you will see in the letter to Inamed that one of our very limited due diligence questions is access to the correspondence on the approvable letter with the FDA just to make sure that there is nothing in there that hasn’t been disclosed to the public markets. Obviously I have become an avid reader of many different companies’ First Call notes, their public pronouncements, their Ks, their Qs and I have studied very carefully what both the CEOs have said recently both at Inamed and Mentor on the timelines for silicone. So as you know us very well, we have taken a conservative assumption on that timeline. I wish I could disclose when that was but I think we are conservative and that is good to be conservative. So whatever happens, I think we are on the right side for our plan.
In terms of Juviderm, I have followed with great interest the recent earnings call by Inamed whereby it was stated that the Juviderm file would be completed in December of this year. Then I think you know what is the normal turnaround time for such a PMA and of course, we have also taken that into account for both our financial plan and our, if you call it, you like the sales force deployment of having that product in the portfolio in the United States.
Gregg Gilbert - Merrill Lynch — Analyst
My follow-up is bigger picture. It sounds like you think it makes sense to have both pharma and device offerings in therapeutic areas that you choose to be in. I just wanted to make sure that that is your strategy going forward even though you moved in the opposite direction a couple of years ago. I just wanted your thoughts on what has changed in the environment around you and what you have learned about that process. Thanks.
David Pyott - Allergan, Inc. — Chairman, President & CEO
Well I think in terms of what is device and what is pharma, we can all spend a lot of time thinking about that. I think from the customers’ point of view, they don’t really see it that way. They just see a company that offers let’s say differentiated science-based products to them. And very interestingly when you think about the dermatology market, there not so many products that get to be larger than $100 million in the United States. So very interestingly when you think about the potential for Juviderm and the other fillers and also the breast implant business that these are franchises that have considerable scope and scale versus many others, I will call them hypothetical alternatives, that we have looked out in medical dermatology. So I am not really very hung up on what is device and what is pharma and I suppose since we made the spin-off of AMO, you have seen several large companies in the United States in fact being very proud of having a diversified portfolio, both device and pharma. But I have to say I wasn’t influenced by that. I am looking at the intrinsics of this as well.
And of course the final thing I should say is synergies. When we go back to years ago now, probably almost ten years ago, when we tried selling interocular lenses, so a device, in the same sales force as ophthalmology, it pure simple didn’t work. Whereas in this case, clearly there is a huge opportunity to sell Botox Cosmetic or Vistabel overseas with a dermal filler. This is a great synergy wherein the case of AMO there was very weak sale synergy. And clearly this is growth enhancing as indeed was the AMO transaction. Everybody won when we spun off AMO. AMO employees, shareholders, Allergan employees, Allergan shareholders.
Gregg Gilbert - Merrill Lynch — Analyst
And lastly, David, a quick one. Are you confident that the FTC will not view dermal fillers as a competitive offering to Botox and have an issue with that? That’s it. Thanks.
David Pyott - Allergan, Inc. — Chairman, President & CEO
Based on all the earlier contacts we have had the FTC because clearly we have been assisting the FTC with the inquiries regarding the Medicis Inamed transaction, I think we have a pretty clear read on that.
Operator
Corey Davis, JPMorgan.
Corey Davis - JPMorgan — Analyst
Just go back to Reloxin for a second and understand the mechanics of what might happen. Is it possible that rights simply go back to Ipsen and that alone that would satisfy the FTC and then Beaufor could decide later who gets it or do they have to actually outlicense it to a U.S. player as a condition for closing this deal?
David Pyott - Allergan, Inc. — Chairman, President & CEO
Our understanding is that the rights will go back to Beaufor Ipsen and of course it will be their prerogative to decide what they do with this asset. One assumes that they will basically create an option whereby various parties will bid for this asset.
Corey Davis - JPMorgan — Analyst
From a timing perspective, I think the question is could they take six months to decide and try to wait for the best bidder and could that possibly delay the closing of your merger or just giving up rights altogether, would that satisfy the FTC?

David Pyott - Allergan, Inc. — Chairman, President & CEO
I really don’t think I can speculate about that. This will be finally the role of the FTC to decide how they wish to handle this particular file.
Corey Davis - JPMorgan — Analyst
And then next, how much of the accretion that you mentioned in 2007 would be driven by cost synergies, revenue synergies or would it be accretive even if there were no synergies and all?
David Pyott - Allergan, Inc. — Chairman, President & CEO
Well given where the multiples of the two companies are, clearly we need synergies and what I was — as you can see on page 17 of the presentation, we said that more than half of the synergies relate to cost. And that is why I was going to particular pains to state that there is a sales force cost synergy but for the reasons I stated, not because we’re going to lay off Inamed salespeople. Basically it is an avoidance of having to go out and hire new people. So that is an important part of this equation and then, as you would expect, there are also G&A cost synergies. Obviously if you take — I’ll give you — what is our sales base in Botox Cosmetic? If you look at the midpoint of our guidance for this year, which is 820 million, and then you multiply that by the 42% split that we gave you for 2004, that gives you a franchise of about 340, 350 million. Of course, that’s a great base to drive sales synergies with the filler off. So that is how we get to our numbers.
Corey Davis - JPMorgan — Analyst
And last question for Jeff. Can you give us any rough estimate for what the incremental amortization might be from a deal this size?
Jeff Edwards - Allergan, Inc. — EVP Finance & Business Development, CFO
We are not at liberty to share that detail with you yet, Corey. I would love to do it but until we have a negotiated transaction in place we are going to have to minimize the number of details we share with the external community.
David Pyott - Allergan, Inc. — Chairman, President & CEO
As I stated earlier, Corey, once we do have certainty, we will give you these numbers because, as you know, we really go out of our way to try to be transparent. In this case, we’re a rather abnormal situation.
Corey Davis - JPMorgan — Analyst
Understood. Thanks much.
Operator
Vivian Wohl, Federated Kaufman Fund.
Vivian Wohl - Federated Kaufman Fund — Analyst
I’m wondering what took so long.
David Pyott - Allergan, Inc. — Chairman, President & CEO
Okay.

Vivian Wohl - Federated Kaufman Fund — Analyst
Anyway. My focus has been on the Lap-Band opportunity and you touched on, a little bit, on your capabilities in DTC, which we have obviously seen. Is the increased spending in advertising the primary driver that you would bring to the equation on Lap-Band number one? Number two, I’m just wondering how you view that business longer-term?
David Pyott - Allergan, Inc. — Chairman, President & CEO
Well, first of all, why now. Frankly, the document that we were waiting for was at our ability to raise the S-4, which came out now some — I’m losing track the days have been pretty busy — 10, 11 days ago. So we wanted to be sure. Were there any disclosures in there that were surprising to us. In fact, there weren’t any that really surprised us. So we felt that was then the time to get moving. And returning to the Lap-Band, obviously my colleagues and I have done a lot of studying on this product. We think that it has some great opportunities. It would seem to me that reimbursement is a very important component of this and that is something that for our company, this is our daily bread and butter of what we do and I do wish to complement Inamed in what they have achieved. But reimbursement is not the norm for the businesses in which they operate. Hence why I have a certain degree of confidence that we will have access to certain managed care organizations where, at their scale, they might have had difficulty. Because we have a small army of people working just in managed care. That is all they do everyday.
Also I don’t know the details yet but I would imagine again that, looking across the world, there will be jurisdictions, geographies where they are not present or are working through distributors and as we learned when I joined the company eight years ago, eight years ago when I joined Allergan, there were places we didn’t sell Botox, which seems almost incredible looking back. And having that local presence and infrastructure enabled us to start Botox sales and marketing. That is exactly what we will do when we look at the Lap-Band opportunities. So as you can tell, I am rather enthusiastic about the product.
Vivian Wohl - Federated Kaufman Fund — Analyst
Well I guess I’ve seen it as roughly 20% of the number of bariatric procedures being done today in the U.S. and I could see that easily going to the large majority of those procedures in a market that is growing 30, 40% a year to get you to awfully large numbers. I was wondering if, as you penciled out the math on this deal, if you included assumptions similar to that?
David Pyott - Allergan, Inc. — Chairman, President & CEO
Well I think going back to the way I answered an earlier question from Gregg Gilbert on assumptions on timings of Juviderm and silicon. As a company, we feel it is always better to be relatively conservative, particularly in this instance where we are not so arrogant to say that we’re the world’s expert on obesity intervention products. We have done a lot of work but we can’t say that we’ve sold one single one yet. So I think caution is a far better motto.
Vivian Wohl - Federated Kaufman Fund — Analyst
Fair enough. Best of luck.
Operator
James Kelly, Goldman Sachs.
James Kelly - Goldman Sachs — Analyst
I just had two questions. One, I just wanted to revisit the comments on R&D increases just to get a sense for what programs but also a sense for what acceleration of spending in broadbrush terms we should be thinking about relative to how people might have been thinking about in their models. Also how does this relate, and I apologize if you did go through this, but any sort of dermal fillers project that had been going on already inside Allergan. Is there anything there that might need to either be divested, discontinued or moved on? Thank you.

David Pyott - Allergan, Inc. — Chairman, President & CEO
Let me take the second one first in terms of dermal fillers. Clearly we didn’t have one. As I stated, when we looked across the world at what was the best in class and we based that not only on what we knew because obviously we know many of these dermatologists and plastic surgeons that use all the products, particularly in Europe that has the greatest range of choices and also looking at marketshares because that is finally also a very important check.
Juviderm clearly is the leading competitor to Restylane worldwide and therefore it is best to take the best and so we felt very good about that. Also I’d like to point out of course when we studied in Inamed, it is not only about dermal fillers. We were very attracted by Lap-Band as we have just been covering and also the growth metrics of the breast aesthetics market as well, which gives a very powerful position in the plastic surgery channel.
Also I would like to reiterate that this is a business where we will continue to invest in R&D for further new fillers and sometimes that form of R&D can be in the form of partnerships with third parties as well because, as you see in our pharmaceutical business and R&D portfolio, we know and understand that not all good ideas are invented in Irvine, California. We have a lot of good ideas but it is good to grab the best ones that fit from outside as well.
In terms of R&D, obviously I can’t give you the numbers because of the problems of the situation we are in in a moment where we don’t yet have an agreement from the other side. Obviously this is not going to be a cataclysmic or dramatic dramatic change in R&D spend given our basis of the order of 400 million. However, we always have those projects where we are all going, darn, wouldn’t it be great to have project A and B also funded and this could be a way that we can realize those dreams.
Operator
Peter Bye, Citigroup.
Peter Bye - Citigroup — Analyst
Thanks, guys. Appreciate it. Just a couple. Are there any legal ramifications we should think about or recourse that Ipsen has in terms of Reloxin and their deal with Inamed and the fact that Inamed I think is running the trial here in the U.S. that could impact timing of the deal, etc.?
David Pyott - Allergan, Inc. — Chairman, President & CEO
Okay. As I stated on our last earnings call, my expectation was that Reloxin, the cosmetic indications should be filed in the United States shortly. So I really don’t see any implications for that. And in terms of what we can see and what we know through market intelligence, I imagine Ipsen will be very happy to relicense this product for the second time.
Peter Bye - Citigroup — Analyst
Second, just on — it’s been easier for companies to get in with devices into Japan given that you have thought about this deal for a while. What should we think about you pulling out of Japan with Botox — Inamed has obviously got a small presence there. But it is an easier venue to get in with the sales force and products with devices in Japan. Has that made you change or rethink any of your past strategies as opposed to how you approach Japan?
David Pyott - Allergan, Inc. — Chairman, President & CEO
Well, as you probably know, in Japan for selling pharmaceuticals you actually have to have a medical representative. It is almost like a degree. This is probably the highest standard demanded anywhere in the world. The Japanese call it the MR. So you’re quite right, devices are easier. However I feel very good about what we have done regarding our deal with GSK. That was a clear recognition that a bigger company could sell more Botox than us and spend more on Botox R&D than us in Japan.

In terms of this side of the world, as I stated in the last earnings call, the copromotion agreement with GSK will enable us to double the size of the Botox neurosciences sales force and of course we’re going to learn a lot about the migraine headache market with those specialists whilst the trials for Botox migraine continue. So I am not at all regretful about Japan and obviously the thought that went through your mind also went through mine. It is early days yet to decide how can we appropriately sell Inamed’s products in Japan. This will be another part of the learning process. But I think it will be, as you stated, a very small part of the overall mix.
Peter Bye - Citigroup — Analyst
You mentioned about the accretion and you talked about the multiple on Inamed. You’re obviously using concensus, or I shouldn’t say obviously, I think you’re using consensus EPS estimates out there for Inamed when you talk about the multiple. Is it fair that for us that when we’re modeling or trying to attempt to model a potential merger here that you are using sell-side consensus estimates for some of the revenue line as well or — maybe any more color on that front if you can without giving specific numbers.
David Pyott - Allergan, Inc. — Chairman, President & CEO
Well what I can say is that obviously we look to various sell-side models but then we drop our own because, sometimes with full credit to all of you, we have the ability to go and commission some very important studies. We have certain people we know that we can consult where they didn’t understand why we were asking those questions. Now they will go uh-huh. They’ll know why Allergan people were asking those questions. So hopefully the models we drew up have an even greater basis and of course we have a lot at stake to make sure that we did those numbers carefully.
Peter Bye - Citigroup — Analyst
I appreciate that. The last thing, when you talk about cash EPS accretion in ‘07, obviously there’s no guidance out there for ‘07. Are you talking about similar growth rates in cash EPS out ‘06-’07 as a standalone entity and then accretive to that or accretive to what’s in the sell-side model now or accretive to perhaps what?
David Pyott - Allergan, Inc. — Chairman, President & CEO
Well, as you know, we give guidance for the current year in early February when we have our earnings call for the fourth quarter. So we will be doing that. It will be some date in the first days of February. I’m afraid I can’t give you anymore details on that.
Operator
David Buck, Buckingham Research Group.
David Buck - Buckingham Research Group — Analyst
Some have been answered. A couple have not been. Just to follow-up on the comments about neutrality on a cash EPS basis for 2006 and 2007 accretion. A bit of a change in the goalpost since we haven’t been using cash EPS. Can you give us some sense of whether the deal is expected to be dilutive to EPS ex charges through 2008, 2009? And then within the assumption, do you have an assumption that silicone breast implants are approved in the U.S. by 2007 to make that accretive and can you give us some sense of what the cash EPS base you’re looking at to be neutral is for next year, even a range? Thanks.
David Pyott - Allergan, Inc. — Chairman, President & CEO
Well, as you know, first of all, on this issue of cash EPS, every single transaction that we have looked at since Pooling (ph) was no longer the way this is handled. All the pharma acquisitions we have looked at and all the device acquisitions as well, all companies have gone to cash EPS. So then if we look at — let me take the one on silicone and then I’m going to get Jeff to answer the other questions. Let me just reiterate what I said earlier on silicone that we have looked very, very carefully at the public pronouncements both from Inamed and Mentor. I kind of got my own feeling what those things meant. I’m sure you did as well. On our side I made sure that we have what feels like a more conservative assumption than what I think those companies might have been saying between the lines. And that is the better place to be. Now over to Jeff.
Jeff Edwards - Allergan, Inc. — EVP Finance & Business Development, CFO
David, on a GAAP EPS basis, it’s fair to say that it is dilutive to earnings. On a cash EPS, it is fair to say that it is accretive to earnings.
David Pyott - Allergan, Inc. — Chairman, President & CEO
2007 and beyond.
Jeff Edwards - Allergan, Inc. — EVP Finance & Business Development, CFO
2007 and beyond.
David Buck - Buckingham Research Group — Analyst
And you’re not commenting on whether or not the cash EPS neutrality is somewhere in line with what the current consensus is for next year?
Jeff Edwards - Allergan, Inc. — EVP Finance & Business Development, CFO
No, we’re not providing that level of specificity.
David Buck - Buckingham Research Group — Analyst
One final question. I mean there is a potential for the party involved with Inamed to make some type of counteroffer. What would your position be? You have a proposal for $84 without negotiation. How do we look at this is as a starting negotiation, your final offer, flexibility there?
David Pyott - Allergan, Inc. — Chairman, President & CEO
Well I think it is very important to point out that we think this is a superior offer. I went through all the elements of why we think that is superior, whether it be just the absolute value, the cash component. I would like to think humbly the value of our currency versus the value of the other party’s currency. I think also for the Allergan shareholders, we think this is a fair price because of the fact that it provides accretion and it also accelerates our growth profile. So obviously we are bearing all that in mind when we came up with the price and obviously we also thought about to what degree can the other party react. We also factored that into our thinking.
Jim Hindman - Allergan, Inc. — SVP IR Treasury Risk
Operator, I think we have time for one more question.
Operator
Thank you, sir. John Calcagnini, CIBC World Markets.
John Calcagnini - CIBC World Markets — Analyst
A quick question. It seems to me that the FTC can’t force Ipsen to license Reloxin. So could the FTC block your acquisition of Inamed or require a Juviderm divestiture and would you go forward with this deal without Juviderm?

David Pyott - Allergan, Inc. — Chairman, President & CEO
I can’t imagine why the FTC would have a problem with Juviderm given that we don’t have a dermal filler. I think we are very comfortable that the FTC understands that this is a complementary market where we have 0% marketshare and what Ipsen chooses to do I think that is their prerogative. In theory I suppose they could rethink it and choose to do it themselves. I have to point out that depending who they choose to partner with, they may end up in a different situation in North America versus the rest of the world and of course let me just repeat that we have been competing against Ipsen for some 15 years now on the therapeutic side, the product being Dysport. We know the product. We know the company. Of course they do sell Dysport for cosmetic use in several markets around the world. So we know how we compete in those markets. There is really not a lot of surprises here. This is very different than the situation we had with Myoblock some five years ago where we had our stethoscopes to the ground trying to work out what is this product? Is it good? Is it bad? We know this product through and through.
John Calcagnini - CIBC World Markets — Analyst
I think the concern would be domination of the injectable channel. You are so such a dominant franchise with Botox if you rap Juviderm into that, I just would think they might have some questions. But could you just answer my question. Would you go forward with the deal without Juviderm?
David Pyott - Allergan, Inc. — Chairman, President & CEO
I don’t understand why there would be an issue with Juviderm based on my own legal analysis. Years ago I actually studied competition law so everything I’m told by our advisers makes eminent sense to me. So I don’t see an issue with Juviderm and at the end of the day it will be for the FTC to make their ruling.
John Calcagnini - CIBC World Markets — Analyst
Would you go forward though without Juviderm?
David Pyott - Allergan, Inc. — Chairman, President & CEO
I don’t understand the basis of the question.
John Calcagnini - CIBC World Markets — Analyst
It seems pretty straightforward to me. Either you would or you wouldn’t if you couldn’t get Juviderm.
David Pyott - Allergan, Inc. — Chairman, President & CEO
I don’t understand that construct in terms of a likely outcome.
John Calcagnini - CIBC World Markets — Analyst
Okay. The other thing I was just going to ask if you don’t mind is the word circulating on the street prior to this announcement was that you guys didn’t want to be in breast implants. Now I don’t cover you. Somebody else here at CIBC does. So I wondered if you could comment on that. Had you previously been against being in breast implants and what changed your mind?
David Pyott - Allergan, Inc. — Chairman, President & CEO
Let me put it this way. Obviously we have many companies on our radar screen that we follow. I think after the announcement of this merger we went over the books even more carefully and the more we looked at Inamed the more we liked what we saw. There are — it is attractive that this company is involved in three growth businesses and these growth businesses really are attractive to us and fit with our existing portfolio, as I stated, in terms of the business franchises in which we’re in and the ones in which we are interested.
John Calcagnini - CIBC World Markets — Analyst
How big do you think the dermal filler market is, not Botox obviously. I don’t consider that a dermal filler. The market is 300 million today. How big do you think that could be?
David Pyott - Allergan, Inc. — Chairman, President & CEO
As I stated on our chart where I was looking at is the chart, let me just find it, I apologize for the rustling of paper here. Who is Inamed? On page 10, I commented that I think the worldwide market for the next few years will be growing at about 25%. And of course with Inamed and hopefully ourselves in future, once this transaction is consummated, we will have an even greater opportunity for growth given the starting position and share is relatively low. And therein lies some of the cross selling opportunities with Botox.
John Calcagnini - CIBC World Markets — Analyst
Last question while I have you. What did you learn from the FTC review of the MRX Inamed deal? Did you learn that you weren’t going to get Juviderm? Was there anything specific you garnered from that, from your discussions with the FTC because I’m sure they consulted you?
David Pyott - Allergan, Inc. — Chairman, President & CEO
They consult with us but clearly they are not going to make any remarks about potential disposition.
Operator
Gentlemen, at this point, I’d like to go ahead and turn things back to you for any additional or closing comments.
Jim Hindman - Allergan, Inc. — SVP IR Treasury Risk
We’d like to thank you for your participation today. If you have any further questions, please refer to the appropriate contact information contained at the end of our press release. Thank you.
Operator
Again, this does conclude today’s conference call. Thank you for your participation. You may disconnect at this time.

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